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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1(a) NAME OF ISSUER (Please type or print) MGM Resorts International	(b) IRS IDENT. NO. 88-0215232	(c) S.E.C. FILE NO. 001-10362

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
3600 Las Vegas Boulevard South		Las Vegas	NV	89109	(702) 693-7120

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Tracinda Corporation	(b) SOCIAL SECURITY NO. OR IRS IDENT. NO. 88-0136471	(c) RELATIONSHIP TO ISSUER 10% Stockholder	(d) ADDRESS 6725 Via Austi Parkway,	STREET Suite 370,	CITY Las Vegas,	STATE NV	ZIP CODE 89119

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who Is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See Instr. 3(c))	Aggregate Market Value (See Instr. 3(d))	Number of Shares or Other Units Outstanding (See Instr. 3(e))	Approximate Date of Sale (See Instr. 3(f)) (MO DAY YR.)	Name of Each Securities Exchange (See Instr. 3(g))

Common	UBS Securities LLC 1285 Avenue of the Americas, New York, NY 10019		20,000,000	$505,000,000	565,153,753	June 13, 2016	NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s I.R.S. identification number, if such person is an entity
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and Address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

Approximate date on which the securities are to be sold

(f)
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common	02/19/1988	Rights Offering pursuant to a Registration Statement on Form S-1	Directly from the Issuer (see address above)	62,884,764(1)	2/19/1988	Cash and cancellation of indebtedness

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

(1)	After giving effect to 2 for 1 stock splits on 2/10/00 and 5/18/05 and donation of 2,000,000 shares on 5/4/05.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

NONE

REMARKS: *These shares are subject to a derivative contract

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed..

June 13, 2016 Date of Notice	TRACINDA CORPORATION By: Anthony L. Mandekic, CEO, President and Secretary/Treasurer

By: Janet S. McCloud, Attorney-in-Fact* * Power of Attorney filed herewith.

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

LIMITED POWER OF ATTORNEY

The undersigned, Anthony L. Mandekic, CEO, President and Secretary/Treasurer of Tracinda Corporation, a Nevada corporation (“Tracinda”), hereby grants a limited power of attorney to Janet S. McCloud as attorney-in-fact of the undersigned for the purpose of executing on my behalf, as an individual and as an officer of Tracinda, any and all filings by the undersigned under the Securities Act of 1933, as amended (including Form 144). and the Securities Exchange Act of 1934, as amended (including Forms 4 and 5 and Schedule 13D), with respect to the securities of MGM Resorts International, a Delaware corporation (the “Company”), registered in the name of Tracinda. This power of attorney is effective upon execution, may be revoked by me in writing at any time, and shall automatically be revoked upon my death, provided any person relying on this power of attorney shall have full rights to accept and rely upon the authority of my attorney-in-fact until in receipt of actual notice of revocation.

Dated: June 7, 2016

/s/ Anthony L. Mandekic
Anthony L. Mandekic